Filed by Electro Scientific Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zygo Corporation

Commission File No. 000-12944

This filing relates to the proposed acquisition by Electro Scientific Industries, Inc. (“ESI”) of Zygo Corporation (“Zygo”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC, and Zygo (the “Merger Agreement”). The Merger Agreement was filed by ESI with the Securities and Exchange Commission under cover of Form 8-K on October 16, 2008 and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

The following materials are filed:

1.	Transcript of ESI second quarter fiscal 2009 earnings release conference call/webcast held on October 22, 2008

FINAL TRANSCRIPT

Thomson StreetEvents

ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Event Date/Time: Oct. 22. 2008 / 5:00PM ET

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FINAL TRANSCRIPT

Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Brian Smith

Electro Scientific Industries Inc.- IR

Nick Konidaris

Electro Scientific Industries Inc. - President, CEO

Paul Oldham

Electro Scientific Industries Inc.-CFO, VP of Administration, Corporate Secretary

CONFERENCE CALL PARTICIPANTS

Matt Petkun

D.A. Davidson & Co. - Analyst

Jim Ricchiuti

Needham & Co. - Analyst

David Nuremberg

Nuremberg Investments - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the ESI fiscal 2009 second-quarter earnings release conference call. My name is Becky and I will be your coordinator for today. (Operator Instructions). I would now like to turn the presentation over to your host for today’s call, Mr. Brian Smith.

Brian Smith - Electro Scientific Industries Inc. - IR

Thank you, Becky, and good afternoon, everyone. My name is Brian Smith, Director at Investor Relations for ESI. With me today are Nick Konidaris, our CEO, and Paul Oldham, our Chief Financial Officer. This conference call will cover our fiscal 2009 second-quarter results.

Before we go into the details of the call, I would like to remind you that some of what we say on this call will include forward-looking statements concerning customer orders, shipments, revenue, gross margins, expenses, and earnings. These statements are subject to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include a number of risks and uncertainties that are discussed in more detail in today’s press release and our filings with the SEC. Actual results may differ materially from those forward-looking statements. This call also contains time-sensitive information that we believe to be accurate as of today, October 22, 2008 and which could change in the future. This call is the property of ESI. Now I will turn the call over to our CEO, Nick Konidaris.

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

Thank you, Brian, and good afternoon. Q2 was a challenging but good quarter for ESI, with solid financial results in a deteriorating market and economic environment. Although sales were at the low end of our range, non-GAAP earnings per share were at the high end of our range, driven by improved gross margins and good execution. Orders, however, fell to their lowest level in 13 quarters, driven by a weakening economic environment and a further downturn in the semiconductor memory market. As a result, we took additional actions to reduce our overall cost structure and to lower our operating break-even point. In this difficult environment, we remain committed to our long-term growth strategy.

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Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Last week, we announced a definitive merger agreement with Zygo. We believe this combination will create additional growth opportunities, increase the scale and profitability of the combined company, and create a more diversified revenue stream going forward.

For the second quarter, orders were $37.6 million. Sales were $49.6 million and earnings per share were $0.05 on a non-GAAP basis. On a GAAP basis, net loss was $0.02 per share, reflecting both lower revenues and the expenses associated with reducing our cost structure.

Broadly speaking, the global financial crisis has put additional pressure on many of our markets. Weakening consumer demand for electronic products is reducing the capacity requirements of our customers, particularly for memory repair, diving down ASPs, and further weighing on profitability and capital spending. As a result, orders in our semiconductor segment were down, both sequentially and year-over-year, with record low orders for memory repair. Previously, analysts estimated that DRAM chip prices had bottomed. But during the quarter, average selling prices on one gigabit DDR2 chips actually declined another 12% to 17%, according to estimates. Flash memory prices also tumbled more than predicted.

In the near term, this will result in continued overcapacity, profitability constraints, and lower capital spending for memory manufacturers. However, longer term, we see continued growth in demand for memory and we believe we are well-positioned to capture an increasing share of that business when the market recovers.

On the bright side, our LED wafer sky beam and LCD repair segments were both strong. In fact, our New Wave Research division had strong orders and record quarterly revenues. Customer response to our new AccuScribe and Polaris products has been very favorable, and our laser ablation products had a particularly strong quarter.

Looking forward, the timing of a recovery in memory capital spending remains uncertain. Given the overcapacity and profitability challenges in the memory market, combined with the economic downturn, we see activity in this segment being slow for the next several quarters. Our LED scribing and LCD repair business, which are not related to the memory market, should continue to remain strong but may be affected somewhat by general economic slowing.

Turning to the interconnect and micromachining group, orders were down from Q1, but above the run rate of fiscal year 2008, which was a record year. We continue to win new micromachining applications and show growth in our flex interconnect business. In addition, revenues for this quarter were record high, reflecting the shipment and acceptance into production of a large multisystem order for our new Model 5800 dual-beam high-power micromachining system, which was announced in June.

Looking forward, orders in this segment will continue to be lumpy, driven by capacity expansion for customer-specific applications. However, we expect this to be an area of overall growth for the Company.

In our Passive Components Group, orders were also down sequentially as the market did not experience its normal seasonal uptick in preparation for the holiday season. Capacity expansion in this market is paced by demand for consumer electronics, which has been impacted by the slowing of the global economy. Market research indicates that capacity utilization has fallen under 80%. As a result, we project that expansion in this market will not resume until calendar 2009, with a timing of recovery in line with a return to growth of consumer spending in general.

In the meantime, our new Model 3550 continues to be adopted by MLCC customers as the trend towards smaller size and higher capacitors persists.

At the Company level, in response to the weakening market conditions, we took additional actions during the quarter to reduce our cost structure and lower our break-even point. These actions included continued acceleration of our offshore manufacturing initiative, streamlining of management positions, and selective headcount reductions across the Company. Although difficult, we believe these actions will allow us to largely preserve the strategic investments necessary to position us for growth when market conditions improve.

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Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Turning now to the overall outlook for ESI. Although visibility is very limited, we expect demand to bottom out around current levels as economic uncertainty and cautious capital spending continue to delay investments. As a result, given our backlog position, we expect shipments and revenue for the third quarter of $30 million to $40 million and a loss of $0.10 to $0.20 per share on a non-GAAP basis.

Although the timing of improvement in our markets is difficult to predict, we believe that the underlying demand drivers of miniaturization and complexity of technology in devices remain intact. In the interim, we will continue to focus on improving gross margins, managing our cost structure, and making critical investments on new products and applications. Despite this difficult environment, we remain committed to our long-term growth strategy of leveraging our core competencies to expand our addressable market.

[On a system] to this strategy, we announced last week a definitive merger agreement with Zygo Corporation. This merger positions us to become a premier photonic micro-engineering and metrology solutions company, with an innovative combination of complementary core competencies. It creates a company of greater scale with a more diversified revenue stream and broadens both our range of capabilities in our addressable market. This merger also enables Zygo’s growth strategy, as ESI’s systems expertise, customer knowledge, and support infrastructure will further enable the integration of their world-class technologies into system solutions for high-volume manufacturing applications.

On a combined basis, ESI and Zygo had pro forma revenues in calendar year 2007 of $458 million and EBITDA of $66 million. In addition, the combined company is expected to have cash and investments of over $200 million after transaction costs. This transaction is an important step forward in both of our strategies, and will enable our combined company to access new growth opportunities, leverage economies of scale, and improve profitability in the coming years.

We also announced that our Board of Directors approved an increase to our share repurchase authorization to $100 million, contingent upon the close of the merger. This opportunistic repurchase program would reduce dilution from the transaction, while retaining flexibility and liquidity in today’s uncertain markets.

While we cannot forecast the timing of the economic upturn, we’re taking all the right measures to create a stronger, more profitable company with expanded opportunities for growth as the markets improve. Now I will turn the call over to Paul for a detailed discussion of our results for the second quarter.

Paul Oldham - Electro Scientific Industries Inc. - CFO, VP of Administration, Corporate Secretary

Good afternoon. The following information includes results from our second quarter of fiscal 2009, which ended September 27, 2008. To improve comparability, we’re also providing earnings per share and related income statement results on a non-GAAP basis, excluding the impact of purchase accounting, equity compensation, restructuring expenses, and nonrecurring items.

Orders for the second quarter were $37.6 million, down 37% from the prior quarter. Orders declined sequentially across all three businesses, with weaknesses in semiconductor and passive components driven by continued overcapacity in the industry, aggravated by the financial crisis and the weakening economic environment. Demand for semiconductor memory and passive components were at the lowest levels seen in several years.

Orders for interconnect and micromachining products also declined for the quarter, due primarily to the timing of the introduction of the 5800 and the large multisystem order booked in Q1. However, underlying demand for both micromachining and flex circuit via drilling applications was strong. In addition, orders from NWR were strong, driven by good demand for LCD repair, LED scribing, and laser ablation applications.

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Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Geographically, orders declined in all three regions, with Asia representing approximately 58% of total orders.

Shipments in Q2 were $48.1 million, down sequentially from $64 million in the prior quarter. Interconnect and micromachining shipments were up slightly while shipments for passive component and semiconductor products declined, consistent with the lower orders. The backlog at the end of the quarter was $28.6 million, down $9 million from last quarter, largely due to the shipment of the micromachining orders received in Q1.

Deferred revenue was also down slightly but still consistent with historical levels.

Revenue for the second quarter was $49.6 million, down 23% from the first quarter. Semiconductor revenue declined 40% sequentially and passive component revenue was down almost 50%, both due to lower demand. Interconnect and micromachining revenue grew 5% off of record revenues last quarter, as a result of strong shipments of our new micromachining products.

Gross margin for the quarter was 42%, including approximately $500,000 in purchase accounting and equity compensation, reflected in cost of goods sold. On a non-GAAP basis, margins were 43%, up from 40% last quarter. The margin improvement on lower revenues reflected improved product mix and lower warranty costs.

Operating expenses were $23.4 million, down over $2 million sequentially. Second quarter expenses included $300,000 in purchase accounting amortization, approximately $1 million in equity compensation, and $1.2 million in expenses associated with actions to reduce our cost structure. These actions should enable us to lower our non-GAAP operating breakeven point to around $50 million in revenue per quarter. Excluding the impact of these items, non-GAAP operating expenses were $20.9 million, more than $2 million below the prior quarter, reflecting lower labor costs, discretionary spending, and variable pay. As a direct result of our cost reduction actions, we expect non-GAAP operating expenses to be approximately $6 million per quarter lower than our exit run rate last fiscal year.

Operating loss for the quarter was approximately $2.3 million compared to a loss of $200,000 in the prior quarter. Non-GAAP operating income was $600,000, or 1.3% of sales, down from $2.7 million or 4.2% of sales in the prior quarter, primarily due to the decline in overall revenue and related gross profit, partially offset by lower spending and improved gross margins.

Second-quarter interest and other income of $1.1 million was up by approximately $250,000 from the prior quarter, primarily due to gains on foreign currency. Looking forward, we expect see interest and other income at approximately $900,000 with higher projected cash balances offset by lower yields on cash.

Income tax for the quarter was a benefit of $500,000. On a non-GAAP basis, the tax rate was 27%, reflecting the implementation of our tax planning strategy associated with increased offshore manufacturing.

On a GAAP basis, the second quarter net loss was $665,000, or $0.02 per share. Excluding the largely non-cash charges related to purchase accounting, equity compensation, and restructuring expenses, non-GAAP net income was $1.3 million, or $0.05 per diluted share, down from $2.5 million or $0.09 per diluted share in the prior quarter.

Turning now to the balance sheet, cash and investments were $166 million, up $11 million from the prior quarter. Included in our investments is $14.1 million in auction rate securities. Given the recent turmoil in the financial markets, and the demise of Lehman Brothers late in the second quarter, who had been our custodian for these securities, we continued to analyze the valuation of these instruments. Pending on the results of this ongoing analysis, the value of the securities may change in the future. However, we continue to receive interest payments on the securities and have the ability to hold them for an indefinite amount of time.

Inventories were largely unchanged in the quarter as ongoing reduction efforts were offset by lower demand. We continue to see this as an area of focus, and we expect our inventory balance to decline over the next few quarters. Inventory turns are 1.2 times on the lower revenues. Accounts receivable decreased by $9.4 million. However, DSO increased from 84 to 91 days, largely reflecting the lower level of revenues.

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FINAL TRANSCRIPT

Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

During the quarter, we spent $1.4 million to repurchase approximately 94,000 shares of stock, at an average price of $14.65, as part of our ongoing program to offset dilution. In addition, we spent approximately $1.1 million in capital expenditures. Operating cash flow totaled about $14 million for the second quarter, driven primarily by reductions in working capital.

Looking forward, for the third quarter, we expect our shipments and revenue to be approximately $30 million to $40 million, reflecting the continued weak environment. Gross margin, excluding the impact of purchase accounting and stock compensation, is expected to be approximately 37%, down sequentially to lower revenues and less favorable product mix.

Non-GAAP operating expenses are expected to be down approximately $1 million from the second quarter, with the impact of cost reduction actions partially offset by higher engineering project-related expenses. As a result, we expect a non-GAAP loss, including stock compensation purchase accounting, restructuring, and other nonrecurring items, to be between $0.10 and $0.20 per share.

Associated with this loss, we expect the non-GAAP tax benefit of approximately 40%, reflecting our statutory tax rate and the tax credit associated with reinstatement of the R&D credit enacted by Congress earlier this month. Now I’ll turn the call back to Nick for a brief summary.

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

To summarize, although our markets remain weak, our commitment to long-term growth and profitability remains strong. In the near term, we would focus on increasing efficiencies and managing our cost structure while balancing strategic investments for the future with the particularly challenging revenue levels we’re seeing today. With the Zygo merger, we’re moving forward on our strategy, creating a larger, more diversified company with complementary technologies, cultures, and competencies that will fuel both topline growth and faster earnings growth over time. This concludes our prepared remarks. We’re ready for your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Matt Petkun, D.A. Davidson & Co.

Matt Petkun - D.A. Davidson & Co. - Analyst

Good afternoon. First, just given the obviously challenging macroeconomic climate, I was wondering, if you could provide any commentary just about what this quarter — the October month has looked like for you guys generally from an order perspective.

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

I would say that it’s consistent with our guidance, and also prices one way or the other.

Matt Petkun - D.A. Davidson & Co. - Analyst

Okay. Paul, on the expense side, did you say that you expected expenses, OpEx, down about $1 million next quarter?

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Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Paul Oldham - Electro Scientific Industries Inc.- CFO, VP of Administration, Corporate Secretary

On a non-GAAP basis, that’s correct.

Matt Petkun - D.A. Davidson & Co.- Analyst

On a non-GAAP basis. But in another comment in the call, you said that overall, we would be around $6 million below the exiting run rate that you saw at the end of last fiscal year, which was just about 29 million. So is that more towards the end of this year?

Paul Oldham - Electro Scientific Industries Inc. - CFO, VP of Administration, Corporate Secretary

No, again on a non-GAAP basis, I think our exit run rate was around 26 million.

Matt Petkun - D.A. Davidson & Co. - Analyst

Okay. Both under non-GAAP basis. And then, Nick, trying to sweep aside all the macro issues, I was wondering if you could maybe update us on a couple of your new product offerings. Maybe the only good things we’re hearing out there in the semiconductor industry are that some manufacturers continue to look towards next-generation technologies. So, wafer thinning and your silicon via drilling business, if you could update us on what’s going on in those two businesses and what you expect for them in the 2009 calendar year.

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

The wafer thinning business, basically, you’re referring to our ability of doing laser singulation. As you know, in this area, we have received an order and we’re delivering a system to a customer. We had announced that some time ago. I think recently we announced that we’re operating a demonstration center in Korea. We have talked to — to — all of the immediate target customers. We’re very actively involved in — demonstrations and evaluations on — on wafers, on samples and so forth.

This is an ongoing process that is going to take some time because you have become a plan of record from a process point of view and that takes several steps. We are, however, focusing that market. We have a number of very talented people who have been before in penetrating new markets from the Company focusing this market. And we don’t expect a significant effect in fiscal year ’09, but we are expect that we are going to see some of that effect this year. But this is a longer-term issue, towards fiscal year ’10 and beyond.

Matt Petkun - D.A. Davidson & Co. - Analyst

Thank you.

Operator

(Operator Instructions). Jim Ricchiuti, Needham & Company.

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FINAL TRANSCRIPT

Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Jim Ricchiuti - Needham & Co. - Analyst

Thank you. Good afternoon. Nick, it sounds like you see the memory repair and passive businesses kind of at a bottom, here. Or am I reading too much into that? Do you see much potential for further declines there, or has it really, do you think, bottomed out?

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

I think we are bottomed out. It’s not a mudflat bottom, it’s rocky, but we are at the bottom.

Jim Ricchiuti - Needham & Co. - Analyst

Okay. Now with respect to the NWR business, that appears to be performing a little better. I wonder if you could elaborate a little bit more on what you’re seeing there. Also, we’re hearing more signs of weakness now in the LCD market. How concerned are you by that? And do you see the LED portion of the business holding up better?

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

Over there, the areas that we are holding well are the LED scribe, the LCD repair, and again, in LCD repair, we provide the engine, not a complete system. And we have another — product that — basically it is the front end for ICP-MS spectrometry that we call laser ablation. All of these products are doing very well. As far as the LED scribing, we believe that LED, of course, is going to be affected. But we don’t think it’s going to be anywhere near to whatever is happening — memory is going to be somewhat, as I mentioned in my prepared remarks.

I think, for the time being, the LCD market continues to be in the same vein, but that is also a cyclical market, as you know. And the cycles may or may not coincide with the semiconductor cycles.

The ICP-MS, however, business is much more diversified. It’s a number of labs, it’s from — mining companies, security, and so forth. And I think the fact that it is that diversified is going to be affected somewhat by general trends in the economy. I’d like to add that in the area of — in each one of these areas, we have a new product, and those products are received very well.

Jim Ricchiuti - Needham & Co. - Analyst

Can you give us any color just on the bookings in this area?

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

These bookings are at the top level, maybe even higher than what — the bookings were for New Wave Research before we acquired them.

Jim Ricchiuti - Needham & Co. - Analyst

That’s helpful. Just shifting over a little to the interconnect and micromachining portion of the business. You talked a little bit about the strength in orders. Do you feel that is sustainable, and what is driving that? Is that share gain, do you think?

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Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

No, I think — I mean, if you look at the last few years, in fiscal year ’07, we had bookings of around 50 million. In fiscal year ’08, we have bookings of around 60 million. We think we’re going to do better this year. What — the micromachining for us is two activities. One is a set of activities that I would call — PCB-based activities. These addresses flex circuits and ICP packaging. And the other is — let’s call it, non-PCB kind of activities, general micromachining, where we do a number of things on different materials for different industries. At this point in time, both branches are really doing okay, especially the flex, as well as the non-PCB, let’s say, micromachining, driven primarily by consumer demand.

Jim Ricchiuti - Needham & Co. - Analyst

So you see that holding up a little better?

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

Yes.

Jim Ricchiuti - Needham & Co. - Analyst

Okay. Finally, not to bring too much attention to it, it’s just that you’re guiding to lower gross margins this quarter, which clearly is understandable for these revenues. But I wonder if you could talk a little bit about the mix that might have contributed to the gross margins this past quarter.

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

It’s — we have, as you know, over the last couple of years introduced a number of new products in almost — in every product line. And as a result of that introduction and the benefits that these products deliver to the customers, we have improved the margins in almost all of our product lines and have tightened the distribution. So, that it is — so basically, at this point in time, to the extent that we have a mix similar to this quarter, we could have enjoyed — we could have enjoyed better margins. If the mix is going to be a bit dissimilar from this quarter, the margins are going to be affected. But the main issue about the margins, of course, is — the lower level of business and the lesser capability of absorption.

Jim Ricchiuti - Needham & Co. - Analyst

Thank you.

Operator

(Operator Instructions). David Nuremberg, Nuremberg Investments.

David Nuremberg - Nuremberg Investments - Analyst

I just wanted to note that the last trough that I was able to identify between one and two o’clock this afternoon was the quarter ended March 2, 2002, when revenues were as low as $36.4 million, and the operating loss was $4.9 million. It looks like, in the same revenue range, you’re going to produce a non-GAAP result slightly better than that. But I guess the points that I wanted to make, looking back to 6.5 years ago, are that A, even in an environment of pervasive gloom and doom, and when the market falls 500 points, your business will come back. And B, that at trough times like this, as you have just demonstrated in the quarter just ended, it’s a time when you have the potential to generate an enormous amount of cash out of receivables and inventory.

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Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

That’s right, and clearly, we’re going to come back. I think that — we mentioned that, although the near-term business conditions are very difficult, long term, underlying demand drivers remain intact. We are very, very positive and bullish about those demand drivers and we’re working very hard on our growth strategy.

David Nuremberg - Nuremberg Investments - Analyst

Thank you.

Operator

Jim Ricchiuti, Needham & Company.

Jim Ricchiuti - Needham & Co. - Analyst

Just wondering, in light of the deteriorating credit conditions that have been experienced, how aggressively are your customers pressing you for either extended terms or some other — if they’re pressing you in terms of — either on pricing. I’d just be curious if you’re also seeing any areas of pricing pressure within the various business units.

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

Let me give you a brief answer, and then I’ll ask Paul to enter into this thing. But, what we see is — it is what I would say very typical and very customary for these kinds of [order] situation. We don’t see anything that is abnormal. We have — deep and strong relationship with — trust with our customers. Both of us want to do the right thing for each other and — and I think whenever we do is on a very mutual basis.

Paul Oldham - Electro Scientific Industries Inc. - CFO, VP of Administration, Corporate Secretary

As a practical matter, we haven’t seen a lot of pressure on either terms or pricing, to date. There has — certainly is some, and it’s more customer-specific than across the board. But I expect we will see a little bit but historically, even in our previous downturns, we had not seen sort of pervasive pressure on terms or pricing. When our customers do order these systems, they tend to need them right away. They also are critical to their ability to manufacture products so they deliver quite a lot of value. As a result, we haven’t seen as much pressure on terms and pricing as perhaps in other industries.

Jim Ricchiuti - Needham & Co.- Analyst

What was the headcount — what is the current headcount at the moment?

Paul Oldham - Electro Scientific Industries Inc. - CFO, VP of Administration, Corporate Secretary

The current headcount, at the end of the quarter, was 701 employees.

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Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Jim Ricchiuti - Needham & Co. - Analyst

701. Okay. And just — as you go through this period of very weak demand, can you give us any sense as to if — whether you’re looking to do, shift any, make any changes in your manufacturing, perhaps shift more to Asian-based manufacturing? Any changes that you’re looking at in this current environment?

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

We are looking at any — I’m going clear we’re looking at opportunities through globalization to weather better the current environment. We started, as you may know, something like two years ago, manufacturing and I think this year — we will be —probably half of our shipments are going to be out of our activities in Singapore. So this is well in place, and we’re continuing to be looking for opportunities to really do manufacturing that allows us to be closer to the customers and more beneficial to ESI.

Jim Ricchiuti - Needham & Co. - Analyst

Thank you.

Operator

(Operator Instructions). Matt Petkun, D.A. Davidson & Co.

Matt Petkun - D.A. Davidson & Co. - Analyst

Just a quick question on the merger agreement. What were the specific collars surrounding the deal?

Paul Oldham - Electro Scientific Industries Inc. - CFO, VP of Administration, Corporate Secretary

There’s no collar on the deal. It’s a fixed exchange ratio of 1.0233 shares of ESI stock for every share of Zygo stock.

Matt Petkun - D.A. Davidson & Co. - Analyst

That’s what I thought. And then, Paul, on the interest income, would you expect that to be fairly consistent for the next couple quarters before you really start to use that cash to buy back the stock?

Paul Oldham - Electro Scientific Industries Inc. - CFO, VP of Administration, Corporate Secretary

Yes, that’s right. We won’t be buying back any stock until after the merger is closed, because we’re prohibited from repurchasing shares at the same time we’re going through a registration process to issue shares.

Matt Petkun - D.A. Davidson & Co. - Analyst

Right.

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FINAL TRANSCRIPT

Oct. 22. 2008 / 5:00PM, ESIO - Q2 2009 Electro Scientific Industries, Inc. Earnings Conference Call

Paul Oldham - Electro Scientific Industries Inc. - CFO, VP of Administration, Corporate Secretary

So once that the merger is closed, then we, based on the authorization that was made by our Board and based on market conditions, we would certainly look to be more aggressive in our share repurchase program at that time.

Matt Petkun - D.A. Davidson & Co. - Analyst

Great. Thank you.

Operator

I’m showing that you have no further questions at this time.

Nick Konidaris - Electro Scientific Industries Inc. - President, CEO

To reiterate, we will face near-term challenges as capital spending in our markets remains soft. Despite the market challenges, we’re executing on our strategy to expand into new products and applications, which should enable the Company to emerge from this period positioned for growth. In the near term, our focus on continuing to create a lean operating model should allow us to maximize return, even at lower business levels, and allow faster earnings growth as market conditions improve. Thank you very much for joining us. You’re welcome to call Paul, Brian, or me if you have any further questions. This concludes our call. Thanks for your interest in ESI.

Operator

Thank you again for your participation in today’s conference. This concludes your presentation. You may now disconnect. Good day.

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